Mail Stop 3561

June 11, 2009

<u>Via Fax & U.S. Mail</u>

Ms. Lori Jones
Chief Financial Officer
201 Shannon Oaks Circle, Suite 105
Cary, North Carolina 27511

> **Re:** **Issuer Direct Corporation**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 20, 2009**
> **File No. 001-10185**

Dear Ms. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(202) 521-3505